Exhibit 21

LIST OF SIGNIFICANT SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization

ChinaE.com Information Technology Ltd.	China
IMOT Information Technology (Shenzhen) Ltd	China
Shanghai Newray Photographic Equipment Co. Ltd.	China
Hainan Concord Financial Products Development Co., Ltd.	China
ChinaE.com Technology (Shenzhen) Ltd.	China